



Danny Robinson · 2nd

CEO of Hoop Tea

Ocean City, Maryland · 495 connections · **Contact info**

Hoop Tea

Iona College

Experience

CEO
Hoop Tea
May 2014 – Present · 5 yrs 8 mos

Education

Iona College
Bachelor's degree, Political Science and Government
1991 – 1993

Interests

Greater Ocean City, MD Chamber... 218 members		**VMG Partners** 2,509 followers	
Baltimore Development Corporati... 1,834 followers		**Iona College** 37,553 followers	
Gary Vaynerchuk in Chairman of VaynerX, CEO of VaynerM... 3,708,746 followers		**BevNET.com, Inc.** 12,236 followers	

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